EXHIBIT 99.1

Equinor ASA: Announcement of cash dividend of NOK 3.6882 per share for first quarter 2026

Equinor ASA (OSE: EQNR, NYSE: EQNR) announced on 6 May 2026 a cash dividend per share of USD 0.39 for first quarter 2026.

The NOK cash dividend per share is based on average USDNOK fixing rate from Norges Bank in the period plus/minus three business days from record date 14 August 2026, in total seven business days.

Average Norges Bank fixing rate for this period was 9.4568. Total cash dividend for first quarter 2026 is consequently NOK 3.6882 per share.

On 27 August 2026, the cash dividend will be paid to relevant shareholders on Oslo Børs (Oslo Stock Exchange) and to holders of American Depositary Receipts ("ADRs") on the New York Stock Exchange.

This information is published in accordance with the requirements of the Continuing Obligations and is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.